Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 16, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE Paris, January 16, 2007

THIERRY PILENKO CHOSEN AS FUTURE CHAIRMAN AND CEO OF TECHNIP

The Board of Directors of Technip, meeting on January 15th, 2007, has chosen, upon the recommendation of the Nominations and Compensation Committee, Thierry Pilenko to succeed Daniel Valot as Chairman and CEO at the close of the Annual Shareholder’s Meeting on April 27th 2007 during which he should be appointed to Technip’s Board of Directors.

In order to ensure a smooth and efficient transition, and as proposed by Daniel Valot, Thierry Pilenko has been named Deputy General Manager of Technip as of January 15, 2007.

Born in Lyon in 1957, Thierry Pilenko received degrees from The Ecole Nationale Supérieure de Géologie in Nancy and the Ecole du Pétrole et des Moteurs. He spent most of his career (1984-2004), within the Schlumberger Group, where he gained vast oil and gas engineering and international experience in countries throughout the world (Venezuela, Italy, Gabon, Nigeria, Dubai, Indonesia, The United States, France) working in various product lines. In March 2004 he became Chairman and CEO of Veritas DGC, a geophysical services company based in Houston, which recently merged with Compagnie Générale de Géophysique.

To download Thierry Pilenko’s resume, visit Technip’s website at http://www.technip.com and click on the press release under the heading “Press”.

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With a workforce of 22,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris.
The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu- Dhabi, China, India, Malaysia and Australia.
In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Group website	www.technip.com

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Technip's shares trade on the following exchanges:

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: January 16, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer